UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number 1-15242
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:  Form 20-F ☒  Form 40-F ☐

2
Explanatory note
Annual General Meeting
On April 8, 2026, Deutsche Bank AG (“Deutsche Bank”) published documents relating to its Annual General Meeting of
Shareholders, scheduled to take place on Thursday, May 28, 2026, including a Media Release, a Notice (including Agenda)
and certain additional information, which are set forth as Exhibits 99.1, 99.2 and 99.3 hereto.
As described in Item 2 of the Agenda, the Management Board and Supervisory Board of Deutsche Bank AG are proposing to the General Meeting that a dividend for the 2025 financial year of € 1.00 per share be paid to holders of the Ordinary
Shares of Deutsche Bank AG (Frankfurt Stock Exchange symbol “DBK”; ISIN DE 0005140008; New York Stock Exchange
Ticker Symbol “DB”; CUSIP D18190898). If such proposal is approved at the General Meeting, the dividend record date for shares trading in Germany will be June 1, 2026 and the dividend record date for shares trading in the United States will be
May 29, 2026. Payment date of the dividend in both markets will be the third German business day following the Annual
General Meeting, i.e. on June 2, 2026. With respect to shares traded in the United States, the dividend will be converted into
U.S. dollars at the applicable exchange rate on June 2, 2026 and be paid less applicable taxes. Shares traded on the New
York Stock Exchange will trade “ex dividend” on the date following the date of approval (i.e., on May 29, 2026).
Additional information about Deutsche Bank’s Annual General Meeting can be found at https://agm.db.com.
This Report on Form 6-K and the exhibits hereto are not incorporated by reference into registration statements filed by
Deutsche Bank AG under the Securities Act of 1933.
Exhibits
Exhibit 99.1 : Media Release, dated April 8, 2026, regarding the Annual General Meeting of Deutsche Bank AG.
Exhibit 99.2 : English Translation of Notice (including Agenda) for Annual General Meeting of Deutsche Bank AG.
Exhibit 99.3 : Information on Agenda Item 1 and Shareholders’ Rights.
Forward-looking statements contain risks
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts;
they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-
looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our
2025 Annual Report on Form 20-F filed with the SEC, under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

3
Use of Non-GAAP Financial Measures
This document and other documents Deutsche Bank has published or may publish contain non-GAAP financial measures.
Non-GAAP financial measures are measures of its historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in its financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Net interest in the key banking book segments	Net interest income
Revenues on a currency-adjusted basis	Net revenues
Costs on a currency-adjusted basis	Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon)	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding
For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to the sections “Supplementary Information (Unaudited): Non-GAAP Financial
Measures” of the non-SEC Annual Report 2025 and the SEC Annual Report 2025.
When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under
IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

4
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Deutsche Bank Aktiengesellschaft
Date:April 8, 2026

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel